SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14161W105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #14161W105	Page 2 of 16

1	NAME OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,463,127 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,463,127 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,463,127 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVP V (as defined in Item 2(a) below). PVM V (as defined in Item 2(a) below), the general partner of PVP V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 3 of 16

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 48,002 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 48,002 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,002 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPE V (as defined in Item 2(a) below). PVM V, the general partner of PVPE V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(1)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 4 of 16

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,868 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,868 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,868 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPFF V (as defined in Item 2(a) below). PVM V, the general partner of PVPFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 5 of 16

1	NAME OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,629 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,629 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,629 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PVPSFF V (as defined in Item 2(a) below). PVM V, the general partner of PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 6 of 16

1	NAME OF REPORTING PERSONS Polaris Venture Management Co V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,552,626 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,552,626 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,463,127 of such shares are held of record by PVP V, 48,002 of such shares are held of record by PVPE V, 16,868 of such shares are held of record by PVPFF V and 24,629 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 7 of 16

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,552,626 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,552,626 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,463,127 of such shares are held of record by PVP V, 48,002 of such shares are held of record by PVPE V, 16,868 of such shares are held of record by PVPFF V and 24,629 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 8 of 16

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,552,626 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,552,626 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,463,127 of such shares are held of record by PVP V, 48,002 of such shares are held of record by PVPE V, 16,868 of such shares are held of record by PVPFF V and 24,629 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 9 of 16

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,552,626 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,552,626 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,626 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,463,127 of such shares are held of record by PVP V, 48,002 of such shares are held of record by PVPE V, 16,868 of such shares are held of record by PVPFF V and 24,629 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, and Bryce Youngren, a member of PVM V and member of the board of directors of the Issuer, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP #14161W105	Page 10 of 16

ITEM 1(A).	NAME OF ISSUER

Cardlytics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

675 Ponce de Leon Ave. NE, Ste 6000

Atlanta, GA 30308

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V”), Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”) and Bryce Youngren (“Youngren”), a member of the Issuer’s board of directors. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint and McGuire are the sole managing members of PVM V (the sole general partner of each of PVP V, PVPE V, PVPFF V, PVPSFF V) and Youngren, a member of the Issuer’s board of directors, is a member of PVM V. To the extent feasible, PVPE V, PVPFF V and PVPSFF V invest alongside PVP V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PVP V, PVPE V, PVPFF V and PVPSFF V are limited partnerships organized under the laws of the State of Delaware. PVM V is a limited liability company organized under the laws of the State of Delaware.

Flint, McGuire and Youngren are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

14161W105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 21,411,500 shares of Common Stock outstanding as of October 31, 2018, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on November 13, 2018.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2018:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of PVP V, PVPE V, PVPFF V and PVPSFF V, and the limited liability company agreement of PVM V, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #14161W105	Page 12 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

CUSIP #14161W105	Page 13 of 16

JONATHAN A. FLINT

By: *
Jonathan A. Flint
TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire
BRYCE YOUNGREN

*
Bryce Youngren

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP #14161W105	Page 14 of 16

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	—